Exhibit 99.1

Trading Symbol: EZM – TSX

NEWS RELEASE

July 4, 2005	Release 09-05

RESIGNATION OF ALVIN JACKSON, PRESIDENT

EuroZinc Mining Corporation announced today that Alvin W. Jackson has resigned as of this date from his positions as President, Chief Operating Officer and Director of the Company to pursue other opportunities. On behalf of the Board of Directors, J. Edward (Ted) Fletcher, Chairman of the Company, and Colin K. Benner, Vice-Chairman and Chief Executive Officer, expressed their appreciation to Mr. Jackson for his service to EuroZinc and wished him every success in his future endeavours.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Executive Vice President	Manager, Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com